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www.kirkland.com

January 3, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Costello Mary Beth Breslin

Re:	Studio City International Holdings Limited Registration Statement on Form F-3 Filed November 30, 2021 File No. 333-261406

Ladies and Gentlemen:

This letter sets forth responses of Studio City International Holdings Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated December 23, 2021 with respect to the above-referenced Registration Statement on Form F-3 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement, including in response to the Staff’s comments, and the Company is concurrently filing an amendment to the Registration Statement (the “Amended Registration Statement”) with this letter. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Cover Page

1.

Staff’s Comment: Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these

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contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your common stock and ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: The Company advises the Staff that it has not conducted business through VIEs. Accordingly, the Company does not believe that its structure involves unique risks to investors and submits that such additional disclosure is not necessary.

2.

Staff’s Comment: Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China, Hong Kong, and Macau. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your common stock and ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company advises the Staff that it operates in Macau and it does not have operations in mainland China. The Company believes there is adequate disclosure about legal and operational risks associated with the Company’s operations in Macau in its Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”), which is incorporated by reference in the Amended Registration Statement. The Company specifically refers the Staff to the subsection “Risks Relating to Conducting Business and Operating in Macau” of the Risk Factors in its 2020 Form 20-F on pages 44 to 49 as well as the regulatory sections on pages 72 to 78.

Further, the Company advises the Staff that it has revised the disclosure on pages 9 to 11 of the Amended Registration Statement to reflect the determinations announced by the PCAOB on December 16, 2021.

3.

Staff’s Comment: Clearly disclose how you will refer to the holding company, subsidiaries, and any VIEs you may utilize to conduct business in China, Macau, or Hong Kong when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please also refrain from using terms such as “we” or “our” when describing activities or functions of a VIE, and disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: The Company advises the Staff that, as discussed in the response to Comment 1 herein, it has not conducted business through VIEs and it believes that such additional disclosure is not applicable to the Company.

4.

Staff’s Comment: Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: The Company advises the Staff that, as disclosed in its 2020 Form 20-F, which is incorporated by reference in the Amended Registration Statement, the Company currently intends to retain most, if not all, of its available funds and any future earnings to fund the development and growth of its business. As a result, it does not expect to pay any cash dividends in the foreseeable future. Further, as discussed in the response to Comment 1 herein, it has not conducted business through VIEs and it believes that such additional disclosure is not applicable to the Company.

About This Prospectus, page 1

5.

Staff’s Comment: Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: The Company advises the Staff that, as discussed in the response to Comment 1 herein, it has not conducted business through VIEs and it believes that such additional disclosure is not applicable to the Company.

6.

Staff’s Comment: We note your disclosure on page 84 of your annual report on Form 20-F for the fiscal year ended December 31, 2020, that you control and receive economic benefits of Studio City Entertainment Limited, Studio City Holdings Hotels Limited, and Studio City Holdings Developments Limited’s business operations through VIE agreements. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

Response: The Company advises the Staff that, as discussed in the response to Comment 1 herein and consistent with the disclosure on page 84 of its 2020 Form 20-F, it has not conducted business through VIEs and it believes that such additional disclosure is not applicable to the Company.

7.

Staff’s Comment: In your summary, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company advises the Staff that its operations are in Macau and it has no operations in mainland China. Therefore, the Company submits such additional disclosure is not applicable to the Company. Further, the Company refers the Staff to the sections of its 2020 Form 20-F discussed in response to Comment 2 herein, which discuss the risks associated with operating in Macau.

8.

Staff’s Comment: Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company advises the Staff that its operations are in Macau and it has no operations in mainland China and, therefore, it submits such additional disclosure is not applicable to the Company. Instead, the Company refers the Staff to the sections of its 2020 Form 20-F discussed in response to Comment 2 herein, which discuss the risks associated with operating in Macau. The Company also confirms there are no permissions or approvals that are required to be disclosed and refers the Staff to the disclosure on page 50 of its 2020 Form 20-F for information about approvals in Macau.

9.

Staff’s Comment: Provide a clear description of how cash is transferred through your VIE structure. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: The Company advises the Staff that, as discussed in the response to Comment 1 herein, it has not conducted business through VIEs and it believes that such additional disclosure is not applicable to the Company.

10.

Staff’s Comment: We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: The Company advises the Staff that, as discussed in the response to Comment 1 herein, it has not conducted business through VIEs and it believes that such additional disclosure is not applicable to the Company. In addition, the Company does not own or operate through WFOEs.

11.

Staff’s Comment: Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Please also include a Risk Factor in this regard. In your Risk Factor, please further disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Also disclose in the Risk Factor that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: The Company advises the Staff that it has revised the disclosure on pages 9 to 11 of the Amended Registration Statement.

Risk Factors, page 9

12.

Staff’s Comment: Revise your risk factor section to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response: The Company advises the Staff that, as discussed in the response to Comment 1 herein, it has not conducted business through VIEs and it believes that such additional disclosure is not applicable to the Company.

13.

Staff’s Comment: Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock or ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company advises the Staff that it has no operations in mainland China. As such, it submits additional disclosure is not applicable to the Company and refers the Staff to the sections of its 2020 Form 20-F discussed in response to Comment 2 herein, which discuss the risks associated with operating in Macau.

14.

Staff’s Comment: In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies listed on a foreign exchange, please revise your risk factor section starting on page 9 to disclose how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the cyber security regulations or policies that have been issued by the CAC or any other PRC controlled entity.

Response: The Company advises the Staff that, while it has no operations in Mainland China, it has included additional disclosure on pages 11 to 13 of the Amended Registration Statement to reflect the potential risk of the cyber security regulations or policies issued by the CAC. Further, the Company refers the Staff to the sections of its 2020 Form 20-F discussed in response to Comment 2 herein, which discuss additional risks associated with operating in Macau.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Timothy Cruickshank, P.C. of Kirkland & Ellis LLP by telephone at (212) 446-4794 or by email at tim.cruickshank@kirkland.com.

Sincerely,

/s/ Timothy Cruickshank
Timothy Cruickshank, P.C.

Via E-mail:

cc:	Kevin Richard Benning Studio City International Holdings Ltd Tim Y. Sung Studio City International Holdings Ltd